Exhibit 99.2

CONSENT OF RATING AGENCY

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-149175) of Alon Blue Square Israel Ltd. ("the Company") of the reference to our A3/Negative rating (on local scale), for Series C bonds and the reaffirmation of our "P-2" rating for the Company's commercial paper in the sum of NIS 120 million, and of the unofficial translation of our Monitoring Report dated March 09 2015, with respect to the foregoing, included in this Current Report on Form 6-K.

/s/ Eran Heimer
Eran Heimer, CEO
Midroog Ltd.

Tel-Aviv, Israel,

March 09, 2015.